EXHIBIT 17.2

Letter of Resignation

Sheldon Karasik

April 17, 2019

Board of Directors

Mineral Mountain Mining & Milling Company

Gentlemen:

I, Sheldon Karasik, resign as Chairman of the Board of Directors and as Chief Executive Officer of Mineral Mountain Mining & Milling Company (the “Company”), effective immediately. I agree to continue to serve as a member of its Board of Directors. I have had no disagreements with the operations, policies or practices of the Company on any matters and my resignation as Chairman and CEO is to permit me to pursue my duties as an executive officer of the Company’s mining subsidiaries, as reported in the Company’s Form 8-K, to which this letter of resignation is attached.

/s/: Sheldon Karasik

Sheldon Karasik